FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

May 14, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release Dated May 7, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-11

EXETER 2008 ANNUAL REPORT

Vancouver, BC, May 7, 2009 - Exeter Resource Corporation (NYSE-AMEX: XRA, TSX-V: XRC, Frankfurt: EXB – “Exeter” or the "Company") reports that it has posted its 2008 Annual Report on its website at www.exeterresource.com in the Investors section under “Annual Reports”.

The 2008 Annual Report, which has been filed with the United States Securities and Exchange Commission and Canadian Securities Administrators, may also be accessed at www.sec.gov/ and www.sedar.com among the Company's disclosure documents or may be obtained in hardcopy, free of charge, by contacting the Company toll free at 1 888 688 9592 or by email at exeter@exeterresource.com.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has $38 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The interim resource (National Instrument 43-101 (“NI 43-101”) compliant – inferred category) for Caspiche is 8.7 million ounces of gold and 2.1 billion pounds of copper (see *Note below). Drilling with four rigs remains focussed on delineating the external boundaries of Caspiche with an objective of producing a second NI 43-101 compliant resources estimate in September 2009.

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is the Escondida vein where drilling has returned multiple intercepts of 12-18 grams per tonne (“g/t”) gold equivalent** over potentially mineable widths. The results from drilling to December 2008 will be used to produce a NI 43-101 compliant resources estimate, expected during the second quarter of 2009.

Drilling the high grade Escondida vein at Cerro Moro resumed in April. Drill testing for possible extensions into the adjacent joint ventured Fomicruz lands will follow receipt of a drill permit. Exeter will continue to develop its Cerro Moro conceptual models so that on receipt of the resources estimate, it can advance the project to the scoping study level

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

* Note: Inferred mineral resource of 449.9 million tonnes contains 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes for 2 billion pounds of copper at a grade of 0.25%. Cut-off grade 0.3 g,t gold. See new release NR 09-09 dated March 24, 2009.

** Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent, timing and objectives of its drilling programs and exploration results, and timing and establishment of resources estimates. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency fluctuations; competition; the volatility of the Company’s common share price and volume; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE
TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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